Exhibit 99.1

Trina Solar Announces First quarter 2015 Results

CHANGZHOU, China, May 21, 2015 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its unaudited financial results for the first quarter of 2015.

First quarter 2015 Financial and Operating Highlights

•                  Total module shipments were 1,026.2 MW, consisting of 891.7 MW of external shipments and 134.5 MW shipments to the Company’s own downstream solar power projects. This compares with total shipments of 1,098.8 MW in the fourth quarter of 2014 and 558.0 MW in the first quarter of 2014, and the company’s guidance of 840 MW to 870 MW.

•                  Net revenues were $558.1 million, a decrease of 20.8% from the fourth quarter of 2014.

•                  Gross margin was 18.0%, compared with 15.7% in the fourth quarter of 2014.

•                  Operating income was $29.2 million, a decrease of 4.4% from the fourth quarter of 2014.

•                  Net income was $15.7 million, an increase of 12.7% from the fourth quarter of 2014.

•                  Earnings per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) were $0.16, compared with $0.13 in the fourth quarter of 2014.

“We are pleased to announce the strongest first quarter in our company’s history. We exceeded our own guidance as well as market expectations. We maintained our leading position as one of the largest solar companies in the world, with record shipments of over 1 GW during what is traditionally the weakest quarter of the year. Our gross margin rose quarter-on-quarter from 15.7% to 18% as our cost reduction efforts continue to generate positive results which more than offset the decline in the average selling price during the quarter. We also recorded a more favorable geographic sales mix alongside stronger sales of our higher value-added products,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar.

“In line with increasing global demand, our plans to expand our capacity remain on-track for both our domestic and overseas facilities, which will ensure we will be able to meet growing demand for the remainder of the year and beyond. Our Malaysia facility, along with our recently announced Thailand facility, will serve to not only expand production, but also enhance our competitiveness in the global markets.”

“Technologically, I am proud to announce that our Honey Plus multi-crystalline silicon module broke another efficiency record during the quarter. Recently, the National Renewable Energy Laboratory in Denver, Colorado, included our name on its Best Research-Cell Efficiencies Chart, making Trina Solar the first Chinese company ever to appear in NREL’s tracking of the world’s most efficient solar technologies.”

“Our downstream segment recorded significant progress in the UK and China. We will continue to build our pipeline in China and abroad, and will look to especially capitalize on the tremendous potential for utility scale and distributed generation (“DG”) projects in China going forward.”

“We are confident that strong global demand will continue to drive greater growth in the solar industry for the remainder of 2015. Trina Solar started fiscal 2015 on a strong note and we will continue to deliver on our commitment to strengthening our leading position as the world’s largest module supplier, and becoming a world-class project developer and operator.”

First quarter 2015 Results

Net Revenues

Net revenues were $558.1 million, a decrease of 20.8% sequentially and an increase of 25.5% year-over-year. Total shipments were 1,026.2 MW, consisting of 891.7 MW of external shipments which were recognized in revenue, and 134.5 MW of shipments to the Company’s downstream power projects. This compares with total shipments of 1,098.8 MW, consisting of 1,070.5 MW of external shipments which were recognized in revenue and 28.3 MW of internal shipments in the fourth quarter of 2014 and total shipments of 558.0 MW, including 534.2 MW of external shipments which were recognized in revenue and 23.8 MW of internal shipments in the first quarter of 2014. The sequential decrease in revenues and shipments was primarily due to a seasonal slowdown in demand in China, partially offset by the increase in demand from Europe and Japan. The year-over-year increase in revenues and shipments was largely driven by growing demand from key geographical regions, particularly China, Japan and the U.S.

Gross Profit and Margin

Gross profit was $100.3 million, compared with $111.0 million in the fourth quarter of 2014 and $91.5 million in the first quarter of 2014. Gross margin was 18.0%, compared with 15.7% in the fourth quarter of 2014 and 20.6% in the first quarter of 2014. The sequential increase in gross margin was mainly the result of the Company’s reduced cost per watt, which more than offset the decline in average selling price (“ASP”), and a change in the sales mix in the quarter, reflecting higher shipments to the U.S., Japan and Europe, where the Company realizes relatively higher ASPs. The year-over-year decrease in gross margin was primarily because the ASP declined relatively faster than the Company’s cost reductions in the first quarter of 2015 compared with a year ago.

Operating Expenses, Income and Margin

Operating expenses were $71.2 million, a decrease of 11.6% sequentially and an increase of 33.6% year-over-year. The sequential decrease was primarily due to a decrease in selling expenses, particularly lower shipping and warranty expenses, as a result of lower shipment volumes as well as low marketing expenses in the relatively slow season. The year-over-year increase was mainly because the operating expenses associated with the 50 MW Wuwei project sales in the first quarter of 2014 were lower than the sales expenses associated with module sales, alongside higher shipment volumes in the first quarter of 2015. The Company’s operating expenses represented 12.8% of the first quarter net revenues, an increase from 11.4% in the fourth quarter of 2014 and 12.0% in the first quarter of 2014. Operating expenses included a reversal of accounts receivable provision of $0.06 million in the first quarter of 2015, compared with a reversal of accounts receivable provisions of $1.0 million in the fourth quarter of 2014.

As a result, operating income was $29.2 million, compared with $30.5 million in the fourth quarter of 2014 and $38.2 million in the first quarter of 2014. Operating margin was 5.2%, compared with 4.3% in the fourth quarter of 2014 and 8.6% in the first quarter of 2014.

Net Interest Expense

Net interest expense was $10.7 million, compared with $8.3 million in the fourth quarter of 2014 and $8.7 million in the first quarter of 2014.

Foreign Currency Exchange Gain (Loss)

The Company recorded a net foreign currency exchange loss of $1.7 million, which included a gain on change in fair value of foreign exchange derivative instruments of $5.3 million. This compares with a net loss of $7.6 million in the fourth quarter of 2014 and a net gain of $0.8 million in the first quarter of 2014. The loss on foreign currency exchange was mainly due to the depreciation of the Euro and Japanese Yen against the U.S. dollar, offset by the gain of the RMB against U.S. dollar in the first quarter of 2015.

Income Tax Expense

Income tax expense was $3.2 million, compared with income tax expense of $1.7 million in the fourth quarter of 2014 and income tax expense of $6.4 million in the first quarter of 2014.

Net Income and Earnings per ADS

Net income was $15.7 million, compared with $13.9 million in the fourth quarter of 2014 and $26.5 million in the first quarter of 2014.

Net margin was 2.8%, compared with 2.0% in the fourth quarter of 2014 and 6.0% in the first quarter of 2014.

Net income attributable to ordinary shareholders of Trina Solar was $13.9 million, compared with $10.6 million in the fourth quarter of 2014 and $26.5 million in the first quarter of 2014.

Earnings per fully diluted ADS were $0.16, compared with $0.13 in the fourth quarter of 2014 and $0.37 in the first quarter of 2014.

Financial Condition

As of March 31, 2015, the Company had $682.9 million in cash and cash equivalents, and restricted cash. Total bank borrowings were $912.2 million, of which $883.8 million were short-term borrowings, including $80.3 million of the current portion of long-term borrowings.

Shareholders’ equity was $988.4 million as of March 31, 2015, an increase from $972.8 million at the end of the fourth quarter of 2014.

Second Quarter and Fiscal Year 2015 Guidance

Second Quarter of 2015 Guidance

The Company expects to ship between 1,100 MW to 1,140 MW of PV modules, of which 150 MW to 170 MW of PV modules will be shipped to the Company’s downstream PV projects, revenues of which will not be recognized. The Company expects to connect 65 MW to 70 MW of PV projects to the grid in the second quarter of 2015.

Fiscal Year 2015 Guidance

2015 Manufacturing Capacity

The Company expects to achieve annualized capacity at the end of 2015:

•                  Ingot production capacity of approximately 2.2 GW

•                  Wafer capacity of approximately 1.7 GW

•                  PV cell capacity of approximately 3.5 GW

•                  Module capacity of approximately 4.8 GW

The Company expects total PV module shipments to be between 4.4 GW and 4.6 GW, of which 700 MW to 800 MW of PV modules will be shipped to the Company’s downstream projects. The total shipment volume represents an increase of 20% to 26% from 2014.

The Company expects to connect to the grid 700 MW and 750 MW of downstream PV power projects across the world, including 30% to 40% of DG projects in China.

Operations and Business Updates

Manufacturing Capacity

As of March 31, 2015, the Company had annualized:

•                  In-house ingot production capacity of approximately 2.2 GW

•                  Wafer capacity of approximately 1.7 GW

•                  PV cell capacity of approximately 3.2 GW

•                  Module capacity of approximately 4.0 GW

Project Development

In the first quarter of 2015, the Company connected to the grid a total of 55 MW projects, including 49.99 MW project in the UK and 5 MW DG projects in China.

In the UK, the Company entered into a set of agreements to sell a 49.99 MW solar power plant in Norfolk, UK, to Bluefield Solar Income Fund Limited for a maximum consideration of approximately GBP59.1 million (equivalent to approximately $87.7 million). The revenue was not recognized in the first quarter of 2015 because the closing conditions were not met.

In China, the Company signed a strategic cooperation framework agreement with the Administrative Committee of the Hefei Xinzhan General Pilot Zone to develop up to 300 MW of DG solar power and related projects in Hefei, Anhui Province. The first phase of the project consists of a 30 MW commercial rooftop project, has started construction in the second quarter of 2015. This project will be one of the largest single-unit commercial rooftop projects in China once completed.

The Company is adopting tailored strategies to develop its downstream business for utility scale and DG projects in both the domestic and overseas markets. The Company intends to develop some projects on its own, while others will be developed in collaboration with local partners to leverage their resources and capabilities. Trina Solar takes into account a number of factors for each market, including but not limited to the Company’s ability to obtain the government’s quota, geographic location, the policy and regulatory environment, the potential internal rate of return, capacity of local grid power, and the potential of local partners to collaborate with.

Conference Call

The Company will host a conference call at 8:00 a.m. U.S. EDT on May 21, 2015 (8:00 p.m. Beijing / Hong Kong, May 21, 2015), to discuss the results for the first quarter 2015.

Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Teresa Tan, Chief Financial Officer, Zhiguo Zhu, Chief Operating Officer and President of Trina Solar’s Module Business Unit, and Yvonne Young, Investor Relations Director. Supplemental information will be made available on the Investors Section of Trina Solar’s website at www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time +1(800)884-2382. International callers should dial +1(660)422-4933. The conference ID for the call is 4236-9664.

If you are unable to participate in the call at this time, a replay will be available from 11:30 a.m. Eastern Time on May 21st, 2015 through 11:59 p.m. Eastern Time on June 3rd, 2015. To access the replay, please dial +1(855)859-2056, international callers should dial +1(404)537-3406, and enter the conference ID 4236-9664.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements, other than statements of historical fact, in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

In addition, the commencement of any downstream project is subject to a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, as well as obtaining certain government approvals, project rights based on the land location, land use rights as well as the right to construct manufacturing facilities in the relevant locations.

These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Christensen IR
Teresa Tan, CFO	Linda Bergkamp
Phone: +1 480 614 3014 (US)
Email: teresa.tan@trinasolar.com	Email: lbergkamp@ChristensenIR.com

Yvonne Young
Investor Relations Director
Phone: + (86) 519-8517-6878 (Changzhou)
Email: ir@trinasolar.com

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2015	2014	2014

Net revenues	$558,089	$705,039	$444,811
Cost of revenues	457,768	594,009	353,298
Gross profit	100,321	111,030	91,513
Operating expenses
Selling expenses	35,780	40,166	24,186
General and administrative expenses	27,708	33,494	24,308
Research and development expenses	7,679	6,858	4,774
Total operating expenses	71,167	80,518	53,268
Operating income	29,154	30,512	38,245
Foreign exchange gain (loss)	(6,961)	(9,232)	1,576
Interest expenses	(11,363)	(9,100)	(9,139)
Interest income	642	795	460
Gain (loss) on change in fair value of derivative	5,250	1,677	(815)
Other income, net	2,166	940	2,557
Income before income taxes	18,888	15,592	32,884
Income tax expense	(3,222)	(1,687)	(6,411)
Net income	15,666	13,905	26,473
(Income)/Loss attributable to the noncontrolling interests	(1,753)	(3,290)	35
Net income attributable to Trina Solar Limited	$13,913	$10,615	$26,508

Earnings per ADS*
Basic	$0.17	$0.13	$0.37
Diluted	$0.16	$0.13	$0.37

Weighted average ADS outstanding*
Basic	84,296,573	84,105,526	71,180,980
Diluted	97,161,189	84,756,928	72,562,435

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	For the Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2015	2014	2014
Net income	$15,666	$13,905	$26,473
Other comprehensive income (loss):
Foreign currency translation adjustments	(150)	907	(2,292)
Comprehensive income	15,516	14,812	24,181
Comprehensive (income)/ loss attributable to non-controlling interests	(1,515)	(3,470)	112
Comprehensive income attributable to Trina Solar Limited	$14,001	$11,342	$24,293

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	As of Mar. 31,	As of Dec. 31,	As of Mar. 31,
	2015	2014	2014

ASSETS
Current assets:
Cash and cash equivalents	$516,026	$392,893	$463,511
Restricted cash	166,857	146,929	114,190
Inventories	342,699	350,852	426,683
Build-to-sell project assets	80,916	60,105	39,640
Accounts receivable, net	568,380	621,524	347,439
Current portion of advances to suppliers, net	42,239	50,250	63,911
Prepaid expenses and other current assets, net	136,302	150,793	117,576
Total current assets	1,853,419	1,773,346	1,572,950
Property, plant and equipment, net	1,304,223	1,253,543	898,197
(including build-to-own project assets of $457,452, $385,477 and $52,784 as of each period-end, respectively)
Build-to-sell project assets	—	—	5,730
Land use rights, net	52,595	48,076	48,821
Advances to suppliers, net of current portion	15,730	20,751	39,966
Investment in equity affiliates	25,835	25,568	11,770
Deferred income tax assets, net	30,619	30,978	46,343
Other noncurrent assets	55,956	47,304	1,223
TOTAL ASSETS	$3,338,377	$3,199,566	$2,625,000

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$883,823	$820,252	$877,138
Accounts payable	714,623	750,096	536,862
Accrued expenses and other current liabilities	261,161	179,455	135,186
Total current liabilities	1,859,607	1,749,803	1,549,186
Long-term bank borrowings, excluding current portion	28,378	22,434	105,405
Convertible senior notes	287,500	287,500	—
Accrued warranty costs	109,102	103,197	85,079
Other noncurrent liabilities	35,687	35,553	20,945
Total liabilities	2,320,274	2,198,487	1,760,615

Ordinary shares	43	43	36
Additional paid-in capital	753,892	752,384	664,922
Retained earnings	216,620	202,707	169,877
Accumulated other comprehensive income	17,799	17,710	13,189
Total Trina Solar Limited shareholders’ equity	988,354	972,844	848,024
Non-controlling interests	29,749	28,235	16,361
Total equity	1,018,103	1,001,079	864,385
TOTAL LIABILITIES AND EQUITY	$3,338,377	$3,199,566	$2,625,000